UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.3)*

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

84920Y106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84920Y106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Seidler Kutsenda Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a ☐ b ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 84920Y106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Seidler Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a ☐ b ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 84920Y106	Page 4 of 7 Pages

ITEM 1.

(a)	Name of Issuer: Sportsman’s Warehouse Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7035 South High Tech Drive

Midvale, Utah 84047

ITEM 2.

(a)	Name of Person Filing:

1)	Seidler Kutsenda Management Company, LLC, a California limited liability company (“SKMC”)

2)	Seidler Equity Partners III, L.P., a Delaware limited partnership (“SEP III”)

Collectively, SKMC and SEP III are referred to herein as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if None, Residence:

The address for SKMC is:

4640 Admiralty Way, Suite 1200

Marina del Rey, CA 90292

The address for SEP III is:

c/o Seidler Kutsenda Management Company, LLC

4640 Admiralty Way, Suite 1200

Marina del Rey, CA 90292

(c)	Citizenship:

The place of organization of each of the Reporting Persons is in the state of the United States indicated in Item 2(a) above.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number: 84920Y106

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

SKMC is the investment manager of SEP III and had ultimate voting and dispositive power over all of the shares owned by SEP III. As of December 31, 2018, SEP III and SKMC do not have beneficial ownership over any shares of the Issuer’s Common Stock.

CUSIP No. 84920Y106	Page 5 of 7 Pages

(a)	Amount beneficially owned:

1)	SKMC 0

2)	SEP III 0

(b)	Percent of class:

1)	SKMC 0%

2)	SEP III 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

1)	SKMC 0

2)	SEP III 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

1)	SKMC 0

2)	SEP III 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certifications

Not applicable.

CUSIP No. 84920Y106	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2019

SEIDLER KUTSENDA MANAGEMENT COMPANY, LLC

By:	/s/ Eric Kutsenda

Name:	Eric Kutsenda
Title:	Vice President

SEIDLER EQUITY PARTNERS III, L.P. By: SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland

Name:	Christopher Eastland
Title:	Vice President

CUSIP No. 84920Y106	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit I — Joint Filing Agreement (previously filed with the Schedule 13G filed by the Reporting Persons on February 3, 2015).